UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2025

SEMLER SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36305	26-1367393
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

51 E Campbell Ave, Suite 107-D Campbell, CA	95008
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (877) 774-4211

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	SMLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company                  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         ☐

Item 8.01	Other Events

As previously disclosed, on September 22, 2025, Semler Scientific, Inc., or Semler Scientific, and Strive, Inc., or Strive, entered into an Agreement and Plan of Merger, or the Merger Agreement, providing for the acquisition of Semler Scientific by Strive in an all-stock transaction subject to the terms and conditions set forth in the Merger Agreement.

Semler Scientific is filing this current report on Form 8-K to provide supplemental unaudited pro forma combined consolidated financial information as of and for the nine months ended September 30, 2025 and for the year ended December 31, 2024 in Exhibit 99.1 hereto, which information is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, express or implied statements regarding Semler Scientific’s business and acquiring and holding Bitcoin, the outlook and expectations of Strive Inc., or Strive, and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgments of Strive, Semler Scientific and/or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	risks related to volatility in Bitcoin; along with other risks related to Semler Scientific’s Bitcoin treasury strategy and its healthcare business;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;
•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;
•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;
•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;
•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;
•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;
•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;
•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•	changes in Strive’s or Semler Scientific’s share price before closing; and
•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific’s or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that the actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s Quarterly Report on Form 10-Q filed on November 14, 2025 and Strive’s Form S-4 filed on October 10, 2025, Semler Scientific’s Quarterly Report on Form 10-Q filed on November 12, 2025, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements contained herein speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive has filed with the SEC the Registration Statement to register the Class A common stock to be issued by Strive in connection with the proposed transaction that includes an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive, or the Information Statement/Proxy Statement/Prospectus, and each of Strive and Semler Scientific may file with the SEC any other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the current directors and executive officers of Semler Scientific, and their ownership of Semler Scientific common stock is set forth in the section entitled "THE MERGERS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" included in Strive’s Form S-4 filed with the SEC on October 10, 2025 and Semler Scientific’s Current Report on Form 8-K filed with the SEC on October 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the current directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 12, 2025, Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive’s Current Report on Form 8-K filed with the SEC on October 6, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This current report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

99.1	Supplemental unaudited pro forma combined consolidated financial information.
104	The cover page from this current report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEMLER SCIENTIFIC, INC.

Date: November 14, 2025	By:	/s/ Douglas Murphy-Chutorian, M.D.
Name: Douglas Murphy-Chutorian, M.D.
Title: Chief Executive Officer and Interim Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information was prepared using the acquisition method of accounting under GAAP, and gives effect to the transaction between Strive, Inc. (“Strive”) and Semler Scientific, Inc. (“Semler Scientific”, and such transaction, the “Semler Merger”) to be accounted for as a business combination, with Strive being deemed the acquiring company for accounting purposes.

Strive was determined to be the accounting acquirer based upon the terms of the Semler Merger Agreement, as defined below, and other factors including, assuming the Semler Merger is consummated: (i) Strive’s existing stockholders are expected to have the greatest voting interest in the combined entity following consummation of the Semler Merger; (ii) the largest individual stockholder of the combined entity is expected to be an existing stockholder of Strive; (iii) directors of Strive are expected to hold a majority of board seats of the combined company; and (iv) Strive’s senior management is expected to control the strategic direction of Strive following consummation of the Semler Merger.

The following unaudited pro forma combined consolidated financial statements are based on the historical financial statements of Strive, Inc. and Semler Scientific, Inc., as adjusted to give effect to Strive’s acquisition of Semler Scientific, Inc. and certain related transactions.

On May 6, 2025, Strive Enterprises, Inc. (“SEI”) entered into that certain Agreement and Plan of Merger, dated as of May 6, 2025, as amended by that certain Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025 (the “Asset Entities Merger Agreement”) with Asset Entities Inc. (“Asset Entities”). On September 12, 2025, pursuant to the Asset Entities Merger Agreement, Alpha Merger Sub, Inc., a wholly-owned subsidiary of Asset Entities Inc., merged with and into SEI, with SEI surviving as a wholly owned subsidiary of Asset Entities Inc. Concurrent with the consummation of the transactions contemplated by the Asset Entities Merger Agreement, Asset Entities Inc. was renamed Strive, Inc. (the “Asset Entities Merger”). Because the merger between SEI and Asset Entities has been determined to be a reverse acquisition, with SEI being the accounting acquirer, Strive determined that SEI is the predecessor and Strive is the successor for the purposes of the historical financial statements of Strive. The unaudited pro forma combined consolidated statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 give effect to these transactions as if they had occurred on January 1, 2024. The unaudited pro forma combined consolidated balance sheet as of September 30, 2025 gives effect to these transactions as if they had occurred on September 30, 2025. The historical financial information of Strive, Inc. included within the pro forma combined consolidated statement of operations for the nine months ended September 30, 2025 includes the combined financial information of SEI for the period from January 1, 2025 to September 11, 2025 and the financial information of Strive for the period from September 12, 2025 to September 30, 2025. The weighted average number of common shares outstanding for SEI for the period from January 1, 2025 to September 11, 2025 has been adjusted to reflect the number of shares holders of historical SEI stock received upon the consummation of the Asset Entities Merger. The historical financial information of Strive, Inc. included within the pro forma combined consolidated statement of operations for the year ended December 31, 2024 represents the financial information of SEI for the year ended December 31, 2024. The weighted average number of common shares outstanding for SEI for the year ended December 31, 2024 has been adjusted to reflect the number of shares holders of historical SEI stock received upon the consummation of the Asset Entities Merger.

Because Strive will be treated as the accounting acquirer in the Semler Merger, Strive’s assets and liabilities will be recorded at their pre-combination carrying amounts, and the historical operations that are reflected in the unaudited pro forma financial information will be those of Strive. Semler Scientific’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of Strive after the consummation of the transaction.

The unaudited pro forma combined consolidated financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon a purchase price allocation analysis, which includes valuation analysis and other studies that have yet to be completed, pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma combined consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma combined consolidated financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of changes in the fair value of Strive’s common stock and changes in Semler Scientific’s assets and liabilities.

The unaudited pro forma combined consolidated financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined consolidated financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Strive and Semler Scientific been a combined company during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in these pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information and actual results realized.

The assumptions and estimates underlying the unaudited adjustments to the pro forma combined consolidated financial statements are described in the accompanying notes, which should be read together with the pro forma combined consolidated financial statements.

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Current Report on Form 8-K, unless otherwise noted.

Introduction and Description of Transaction

Strive, Inc., a Nevada corporation, whose Class A common stock trades on The Nasdaq Stock Market LLC under the symbol “ASST”, is a bitcoin treasury asset management firm. Strive’s wholly owned subsidiary, Strive Enterprises, Inc., an Ohio corporation, completed the reverse acquisition of Asset Entities on September 12, 2025, and continued as the surviving entity. Strive earns substantially all of its revenue from investment advisory and other investment management services, and generates market returns from investments in bitcoin and bitcoin-related products.

The historical financial information of Strive was derived from the unaudited consolidated financial statements of Strive, Inc. as of and for the nine months ended September 30, 2025, as well as the audited consolidated financial statements of Strive Enterprises, Inc. as of and for the year ended December 31, 2024, incorporated by reference in this filing. This information should be read together with Strive’s audited and unaudited financial statements and the related notes.

Strive, Inc. and Semler Scientific, Inc., whose common stock trades on The Nasdaq Stock Market LLC under the symbol “SMLR”, entered into an Agreement and Plan of Merger dated September 22, 2025 (the “Semler Merger Agreement”). Pursuant to the Semler Merger Agreement, and subject to the satisfaction or waiver of customary closing conditions, a to be formed subsidiary of Strive (“Merger Sub”), will merge with and into Semler, with Semler surviving as a wholly owned subsidiary of Strive.

Pursuant to the Semler Merger Agreement, at the effective time of the Semler Merger (the “Effective Time”), each share of common stock of Semler issued and outstanding immediately before the Effective Time (other than treasury shares held by Semler) will be converted into the right to receive 21.05 shares of Strive Class A common stock.

Management has reviewed the applicable guidance under Standards Codification (“ASC”) Topic 805, “Business Combinations” (“Topic 805”) to determine the appropriate accounting acquirer and financial reporting implications. Based on this analysis, management has concluded that the Semler Merger will be accounted for as a business acquisition, where:

•	Strive will be the accounting acquirer in this business combination.

•	Strive’s historical financial statements will become the historical financial statements of the combined entity.

•	Semler’s identifiable assets and liabilities will be recognized at fair value as of the acquisition date.

Strive is deemed as the accounting acquirer for the following reasons:

•	Strive shareholders will retain the majority of the voting and economic value of the common shares of the combined company subsequent to the transaction.

•	The remaining voting interests held by former Semler shareholders do not constitute a coordinated minority.

•	Strive’s designated leadership will control the combined entity’s operations post business combination.

•	Strive’s existing directors will control the majority of the post business combination board.

The following unaudited pro forma combined consolidated financial statements are based on the historical financial statements of Strive and the historical financial statements of Semler Scientific, as adjusted to give effect to Strive’s acquisition of Semler Scientific and certain related transactions. Because the merger between SEI and Asset Entities has been determined to be a reverse acquisition, with SEI being the accounting acquirer, Strive determined that SEI is the predecessor and Strive is the successor for the purposes of the historical financial statements of Strive. The unaudited pro forma combined consolidated statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 give effect to these transactions as if they had occurred on January 1, 2024. The unaudited pro forma combined consolidated balance sheet as of September 30, 2025 gives effect to these transactions as if they had occurred on September 30, 2025. The historical financial information of Strive included within the pro forma combined consolidated statement of operations for the nine months ended September 30, 2025 includes the combined financial information of SEI for the period from January 1, 2025 to September 11, 2025 and the financial information of Strive for the period from September 12, 2025 to September 30, 2025. The weighted average number of common shares outstanding for SEI for the period from January 1, 2025 to September 11, 2025 has been adjusted to reflect the number of shares holders of historical SEI stock received upon the consummation of the Asset Entities Merger. The historical financial information of Strive included within the pro forma combined consolidated statement of operations for the year ended December 31, 2024 represents the financial information of SEI for the year ended December 31, 2024.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2025

(in thousands)

	Strive, Inc. (Historical)	Semler Scientific, Inc. (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$109,069	$10,176	$—		$—		$119,245
Restricted cash	—	135	—		—		135
Short-term deposits	—	270	(270)	(3a)	—		—
Trade accounts receivable	—	2,558	(2,558)	(3a)	—		—
Receivable for Bitcoin collateral	—	35,928	—		—		35,928
Inventory	—	485	(485)	(3a)	—		—
Prepaid expenses	3,533	3,954	—		—		7,487
Other current assets	1,601	—	3,313	(3a)	—		4,914
Total current assets	114,203	53,506	—		—		167,709
Assets for lease, net	—	1,339	(1,339)	(3a)	—		—
Digital assets, at fair value	672,913	—	539,844	(3a)	—		1,212,757
Property and equipment, net	816	325	—		—		1,141
Long-term investments	—	512	(512)	(3a)	—		—
Long-term notes receivable	—	1,150	(1,150)	(3a)	—		—
Intangible digital assets	—	539,844	(539,844)	(3a)	—		—
Intangible assets, net	361	—	—		—		361
Right-of-use lease asset	4,141	—	—		—		4,141
Goodwill	—	—	—		11,991	(3d)	11,991
Other non-current assets	142	1	3,001	(3a)	—		3,144
Total assets	$792,576	$596,677	$—		$11,991		$1,401,244

Liabilities:
Current liabilities:
Compensation and benefits payable	$357	$—	$—		$—		$357
Accounts payable and other liabilities	9,186	200	6,776	(3a)	10,114	(3c)	26,276
Accrued expenses	—	6,365	(6,365)	(3a)	—		—
Deferred revenue	—	411	(411)	(3a)	—		—
Short-term debt	—	20,000	—		—		20,000
Other short-term liabilities	—	240	—		—		240
Total current liabilities	9,543	27,216	—		10,114		46,873
Operating lease liabilities	3,604	—	—		—		3,604
Deferred tax liability	—	13,294	—		—		13,294
Long-term notes payable, net	—	96,418	—		—		96,418
Total liabilities	13,147	136,928	—		10,114		160,189

Stockholders’ equity:
Common stock	—	15	—		(15)	(3b)	—
Class A common stock	449	—	—		319	(3b)	768
Class B common stock	218	—	—		—		218
Additional paid-in capital	1,047,185	339,900	—		131,521	(3b)	1,518,606
Retained earnings (accumulated deficit)	(268,423)	119,834	—		(129,948)	(3b)	(278,537)
Total stockholders’ equity	779,429	459,749	—		1,877		1,241,055
Total liabilities and stockholders' equity	$792,576	$596,677	$—		$11,991		$1,401,244

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2025

(in thousands)

	Combined Strive Enterprises, Inc. and Strive, Inc. (Historical)	Semler Scientific, Inc. (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues:
Investment advisory fees	$4,433	$—	$—		$—		$4,433
Revenues	—	24,543	—		—		24,543
Other revenue	44	—	—		—		44
Total revenues	4,477	24,543	—		—		29,020

Operating expenses:
Fund management and administration	4,532	—	—		—		4,532
Cost of revenues	—	2,312	—		—		2,312
Engineering and product development	—	3,663	—		—		3,663
Employee compensation and benefits	25,942	—	—		—		25,942
General and administrative expense	4,674	18,048	—		—		22,722
Marketing and advertising	249	—	9,316	(3a)	—		9,565
Sales and marketing	—	9,316	(9,316)	(3a)	—		—
DOJ settlement	—	29,750	—		—		29,750
Depreciation and amortization	161	—	—		—		161
Total operating expenses	35,558	63,089	—		—		98,647

Investment gains/(losses):
Change in fair value of intangible digital assets	—	70,422	(70,422)	(3a)	—		—
Change in fair value of Bitcoin collateral	—	1,471	—		—		1,471
Impairment of investments	—	(1,135)	—		—		(1,135)
Net unrealized gain (loss) on digital assets	(10,133)	—	70,422	(3a)	—		60,289
Other derivative gain (loss)	(14,731)	—	—		—		(14,731)
Net investment gains/(losses)	(24,864)	70,758	—		—		45,894

Net operating income/(loss)	(55,945)	32,212	—		—		(23,733)

Other income/(expense):
Other income	654	7	(2,723)	(3a)	—		(2,062)
Interest (expense) income, net	—	(3,526)	3,526	(3a)	—		—
Gain on redemption of notes receivable	—	803	(803)	(3a)	—		—
Transaction costs	(23,201)	—	—		—		(23,201)
Goodwill and intangible asset impairment	(140,785)	—	—		—		(140,785)
Total other income/(expense)	(163,332)	(2,716)	—		—		(166,048)

Net income/(loss) before income taxes	(219,277)	29,496	—		—		(189,781)
Income tax benefit/(expense)	—	(10,364)	—		—		(10,364)
Net income/(loss)	$(219,277)	$19,132	$—		$—		$(200,145)

Weighted average number of common shares outstanding:
Basic (1)	212,665,990	12,073,628				(3e)	466,815,859
Diluted (1)	212,665,990	13,706,067				(3e)	466,815,859

Net income/(loss) per common share:
Basic (1)	$(1.03)	$1.58				(3e)	$(0.43)
Diluted (1)	$(1.03)	$1.55				(3e)	$(0.43)

(1) Basic and diluted earnings per common share for Class A and Class B common stock are the same.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2024

(in thousands)

	Strive Enterprises, Inc. and Subsidiaries (Historical)	Semler Scientific, Inc. (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues:
Investment advisory fees	$3,592	$—	$—		$—		$3,592
Revenues	—	56,294	—		—		56,294
Other revenue	58	13	—		—		71
Total revenues	3,650	56,307	—		—		59,957

Operating expenses:
Fund management and administration	4,867	—	—		—		4,867
Cost of revenues	—	4,759	—		—		4,759
Engineering and product development	—	4,792	—		—		4,792
Employee compensation and benefits	9,135	—	—		—		9,135
General and administrative expense	11,248	12,732	—		—		23,980
Marketing and advertising	862	—	13,078	(3a)	—		13,940
Sales and marketing	—	13,078	(13,078)	(3a)	—		—
Depreciation and amortization	192	—	—		—		192
Total operating expenses	26,304	35,361	—		—		61,665

Investment gains/(losses):
Change in fair value of notes held for investment	—	128	—		—		128
Change in fair value of digital assets	—	24,933	—		—		24,933
Net investment gains/(losses)	—	25,061	—		—		25,061

Net operating income/(loss)	(22,654)	46,007	—		—		23,353

Other income/(expense):
Interest and dividend income	795	1,877	—		—		2,672
Transaction costs	—	—	—		(10,114)	(3c)	(10,114)
Gain on lease remeasurement	279	—	—		—		279
Total other income/(expense)	1,074	1,877	—		(10,114)		(7,163)

Net income/(loss) before income taxes	(21,580)	47,884	—		(10,114)		16,190
Income tax benefit/(expense)	—	(6,985)	—		—		(6,985)
Net income/(loss)	$(21,580)	$40,899	$—		$(10,114)		$9,205

Weighted average number of common shares outstanding:
Basic (1)	2,213,424	7,228,961				(3e)	309,205,587
Diluted (1)	2,213,424	7,980,118				(3e)	325,017,442

Net income/(loss) per common share:
Basic (1)	$(9.75)	$5.66				(3e)	$0.03
Diluted (1)	$(9.75)	$5.13				(3e)	$0.03

(1) Basic and diluted earnings per common share for Class A and Class B common stock are the same.

Note 1 — Basis of Presentation

The unaudited pro forma combined consolidated financial information has been prepared in accordance with Rule 8-05 and Article 11 of SEC Regulation S-X. The unaudited pro forma combined consolidated financial statements as of and for the nine months ended September 30, 2025 and for the year ended December 31, 2024 gives effect to the proposed acquisition of Semler Scientific by Strive. The unaudited pro forma combined consolidated statements of operations gives effect to these transactions and other events as if it had been consummated on January 1, 2024 and combines the historical consolidated financial statements of Strive and Semler Scientific, all as of such date.

Based on Strive’s preliminary review of Strive and Semler’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Semler to conform its accounting policies to those of Strive are not expected to be material. Upon completion of the transactions, further review of accounting policies may result in additional revisions to historical accounting policies and classifications to conform to those of Strive.

The unaudited pro forma combined consolidated financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma combined consolidated financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons, (i) changes in initial assumptions in determination of the accounting acquirer and related accounting and (ii) changes in Semler’s assets and liabilities, which are expected to be completed after the closing, and these differences could have a material impact on the accompanying unaudited pro forma combined consolidated financial information and the combined entity’s future results of operations and financial position.

The unaudited pro forma combined consolidated financial information has been presented for illustrative purpose only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Semler Merger occurred on the date indicated. Further, the unaudited pro forma combined consolidated financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent Strive management’s estimates based on information available as of the date of the unaudited pro forma combined consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

The historical consolidated financial statements of Strive and Semler were prepared in accordance with accounting policies generally accepted in the United States of America and shown in U.S. dollars.

For the purposes of these pro forma financial statements, the preliminary purchase price consideration is as follows:

Number of estimated Strive, Inc. Class A common stock to be issued to Semler stockholders	318,743,205
Multiplied by Strive, Inc.'s Class A common stock price	$1.48
Estimated purchase price consideration	$471,739,943

Note 2 — Preliminary purchase price allocation

For accounting purposes, Strive is considered to be the acquiring company and the Semler Merger is expected to be accounted for as a business combination. The Semler Merger is accounted for using the acquisition method of accounting in accordance with ASC Topic 805. Strive is the accounting acquirer as Strive will have assumed control over Semler as of the closing date. Topic 805 requires, among other things, that the assets acquired, and liabilities assumed be recognized at their acquisition date fair values, with any excess of the purchase price over the estimated fair values of the identifiable net assets acquired recorded as goodwill.

The allocation of the preliminary purchase price for Semler Scientific is based upon management’s estimates of and assumptions related to the fair value of the consideration transferred, assets acquired, and liabilities assumed as of the filing of the Current Report on Form 8-K using currently available information. The unaudited pro forma combined consolidated financial information has been prepared based on these preliminary estimates, such that the final purchase price allocation and the resulting effect on Strive’s financial position and earnings results may differ significantly from the pro forma amounts included herein.

Note 3 — Transaction Accounting Adjustments related to merger of Strive Inc. and Semler Scientific Inc.

a.	During the preparation of the unaudited pro forma combined consolidated financial information, management performed a preliminary analysis of Semler Scientific’s financial information to identify differences in financial statement presentation compared to the presentation of Strive. Certain reclassifications have been made to the historical consolidated presentation of Semler Scientific to conform to the financial statement presentation of Strive.

The table below summarizes the reclassification adjustments made to present the unaudited historical financial statements of Semler Scientific as of and for the nine months ended September 30, 2025 and for the year ended December 31, 2024 in conformity with the unaudited historical consolidated financial statements of Strive as of and for the nine months ended September 30, 2025 and for the year ended December 31, 2024 (in thousands).

Historical Semler Scientific, Inc. Balance Sheet Line Item	Strive, Inc. Line Item	Historical Semler Scientific, Inc.	Reclassifications	Historical Semler Scientific, Inc. Reclassified
Short-term deposits	Other current assets	270	(270)	—
Trade accounts receivable	Other current assets	2,558	(2,558)	—
Inventory	Other current assets	485	(485)	—
Other current assets	Other current assets	—	3,313	3,313
Assets for lease, net	Other non-current assets	1,339	(1,339)	—
Long-term investments	Other non-current assets	512	(512)	—
Long-term notes receivable	Other non-current assets	1,150	(1,150)	—
Other non-current assets	Other non-current assets	1	3,001	3,002
Intangible digitial assets	Digital assets, at fair value	539,844	(539,844)	—
Digital assets, at fair value	Digital assets, at fair value	—	539,844	539,844
Accrued expenses	Accounts payable and other liabilities	6,365	(6,365)	—
Deferred revenue	Accounts payable and other liabilities	411	(411)	—
Accounts payable and other liabilities	Accounts payable and other liabilities	200	6,776	6,976

Historical Semler Scientific, Inc. Statement of Operations Line Item	Strive, Inc. Line Item	Historical Semler Scientific, Inc.	Reclassifications	Historical Semler Scientific, Inc. Reclassified
For the nine months ended September 30, 2025:
Sales and marketing	Marketing and advertising	9,316	(9,316)	—
Marketing and advertising	Marketing and advertising	—	9,316	9,316
Change in fair value of intangible digital assets	Net unrealized gain (loss) on digital assets	70,422	(70,422)	—
Net unrealized gain (loss) on digital assets	Net unrealized gain (loss) on digital assets	—	70,422	70,422
Interest (expense) income, net	Other income	(3,526)	3,526	—
Gain on redemption of notes receivable	Other income	803	(803)	—
Other income	Other income	7	(2,723)	(2,716)

Historical Semler Scientific, Inc. Statement of Operations Line Item	Strive, Inc. Line Item	Historical Semler Scientific, Inc.	Reclassifications	Historical Semler Scientific, Inc. Reclassified
For the year ended December 31, 2024:
Sales and marketing	Marketing and advertising	13,078	(13,078)	—
Marketing and advertising	Marketing and advertising	—	13,078	13,078

b. The total pro forma adjustment to total Strive stockholders’ equity is summarized below (in thousands):

Elimination of historical equity balance of Semler Scientific, Inc.	$459,749
Estimated purchase price consideration	471,740
Non-recurring acquisition-related expenses (refer to note (c) below)	(10,114)
Pro forma adjustment to total Strive, Inc. stockholders' equity	$921,375

c. Reflects the adjustment of $10.1 million for an accrual for non-recurring expenses related to the Semler Merger incurred or expected to be incurred that are not reflected in the historical financial statements for either the nine months ended September 30, 2025 or the year ended December 31, 2024. The adjustment has been recorded as a liability within Accounts payable and other liabilities with a corresponding reduction to equity on the unaudited pro forma combined consolidated statements of financial condition. The amount has also been reflected within transaction costs in the unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2024.

d. Represents the preliminary estimate of goodwill based on the preliminary purchase price allocation.

e. For purposes of the unaudited pro forma combined consolidated financial information, the pro forma net income (loss) per common share figures have been calculated using the pro forma weighted average number of Strive Class A common stock and Strive Class B common stock that would have been outstanding for the nine months ended September 30, 2025 and the year ended December 31, 2024 assuming the completion of the Semler Merger on January 1, 2024.